PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2022 AND ENDING 03/31/2023
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: San Blas Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3424 Peachtree RD NE
           (No. and Street)

Atlanta	Ga	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Padilla	404-334-0341	dp@sanblassecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Daniel Padilla, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of San Blas Securities, LLC, as of July 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]

Notary Public

RENADA SPARKS MY COMMISSION EXPIRES NOTARY PUBLIC MARCH 18, 2027 GWINNETT COUNTY, GEORGIA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland. FL 32751   Email: pam a ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of San Blas Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of San Blas Securities, LLC as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of San Blas Securities, LLC as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of San Blas Securities, LLC's management. Our responsibility is to express an opinion on San Blas Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to San Blas Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as San Blas Securities, LLC's auditor since 2019.

Maitland, Florida

July 31, 2023

SAN BLAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2023

Assets

Cash	$	186,045
Receivable from clearing organization		481,481
Clearing deposit		974,811
Markerable securities owned at market value		1,277,626
Prepaid expenses		37,220
Loan receivable		304,827
Due to/from affiliates		25,308
Property & equipmet (net of depreciation of $15,328)		18,054
Total Assets	$	3,305,372

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	377,241
Payable to clearing organization		1,183,603
Accrued expenses		6,180
Payroll tax payable		18,509
Total Liabilities		1,585,533
MEMBER'S EQUITY		1,719,839
Total Liabilities and Stockholder's Equity	$	3,305,372

The accompanying notes are an integral part of these financial statements.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2023

Note 1 Organization and Nature of Business

Nature of Business

San Blas Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FNRA"), and a member of the Securities Investor Protection Corporation ("SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities. The Company was formed in April 2017 and brokerage activity is transacted on a fully disclosed basis through clearing brokers. The Company is engaged in the purchase and sale of securities for retail customers, proprietary trading for its own account and investment banking.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Significant Judgements. Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied to a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking Revenues. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2023, there were no contract liabilities.

Management Fee Income. – The Company provides investment advisory services daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee Arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period

Underwriting Income. Revenue from underwritings are recognized on the trade date (the date in which Company purchases the securities from the issuer) for the portion the Company is contacted to buy. The Company believes the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2023

Brokerage Commission. The Company buys and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Proprietary Trading and Orderflow. The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Distribution Fees – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge) or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Cash Deposits with clearing broker Cash deposits with clearing broker consist of funds on deposit with the Clearing Brokers pursuant to the Company's clearing agreement. The agreements require the Company to maintain a minimum clearing deposit of $974,811 based on the Company having only US customers and executing trades through RBC Clearing and Vision Financial Markets. As of March 31, 2023, the Company had $974,811 in the clearing deposit account. As long as the Company continues to use the clearing and execu8tion services of the Clearing Brokers, the Company will be required to maintain the cash on deposit.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2023

Estimates The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes. Income taxes are therefore the responsibility of the Member of the Company. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments All Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Furniture and equipment Furniture and equipment are recorded at cost. Repair and maintaince costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment ids provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.

Interest rebate income Interest rebate income is interest earned on cash held in customer accounts with the Clearing Firms. The Company recognizes the income monthly which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

Note 3. Office Lease

In February 2016, the FASB issued ASU 2016-02 Leases — (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $14,976 relating to the short-term office lease for the year ended March 31, 2023. The monthly cost is $1,260.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2023

Note 4. Related Party Transactions

San Blas Securities, Inc. is owned by 100% by IFS Group. Through common ownership and management, the Company is also affiliated with IFS Securities, Inc, San Blas Advisory and SB Advisory. During the year ended March 31, 2023, the Company paid $13,000 to IFS Group in management fees. At March 31, 2023, IFS Group, IFS Securities and San Blas Advisory owed the Company $1,975, $7,250, and $18,312, respectively, for expenses paid on their behalf by the Company. $2,229 was owed to SB Advisory as of March 31, 2023.

Note 5. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level l) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Hierarchy
For the Fiscal Year Ending 3/31/2023
Fair Value Measurement at Reporting Date

	Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets as of March 31, 2023			
Equities	$ -	$ 65,302	$ -
Municipal Bonds	$ -	$ 219,634	$ -
US Treasury Bonds	$ 992,690	$ -	$ -

There were no transfers between levels during the year ending March 31, 2023.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2023

Note 6. Notes Receivable/Payable

Notes Receivable. As of March 31, 2023, the Company had notes receivable from thirteen registered representatives totaling $304,827. These notes have clauses that may allow them to be forgiven based upon the representative's specific performance of certain actions.

Note Payable. Payable to clearing broker of $1,183.603 represents amounts owed to the clearing broker for the cost of securities owned and held at the clearing broker. The amounts payable are collateralized by securities owned by the Company. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

Note 7. Furniture and Equipment

The furniture and equipment, net, consists of the following at March 31, 2023:

Equipment	$ 33,382
Less: Accumulated Depreciation	(15,328)
Total	$ 18,054

Depreciation expense for the year ended March 31, 2023, was $5,846.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defines, shall not exceed 15 to 1. Net capital and related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2023, the Company had net capital of $1,305,627 which was $1,199,776 in excess of required minimum net capital of $105,851. The Company's percentage of aggregate indebtedness to net capital was 121.4%, which does not exceed the maximum allowable percentage of 1500%.

Note 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. March 31, 2023, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

San Blas Securities, LLC
Notes to the Financial Statements
For the year ended March 31, 2023

Note 10. Contingencies and Commitments

The company does not have any outstanding contingencies or commitments as of March 31, 2023.

Note 11. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and no subsequent events were identified to be recorded.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland. FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of San Blas Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption, in which (1) San Blas Securities, LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which San Blas Securities, LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) San Blas Securities, LLC stated that San Blas Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

San Blas Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about San Blas Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

July 31, 2023

San Blas Securities, LLC
3424 Peachtree Road, NE
Suite 2200
Atlanta, GA 30326

Exemption Report

San Blas Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.1 7a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (I) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

San Blas Securities, LLC

I, Daniel Padilla, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Daniel Padilla_
5E20AE187949494

Title: President

Date: June 14, 2023